Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 24, 2013

BARCLAYS

iPath® S&P 500 Dynamic VIX ETN

April 2013

Annualized index returns	1M	YTD	1Yr	Since inception
S&P 500® Dynamic VIX Futures™ TR	-5.2%	-15.8%	-29.8%	-11.7%
S&P 500® VIX Mid-Term Futures™ TR	-6.7%	-28.8%	-55.2%	-60.6%
S&P 500® VIX Short-Term Futures™ TR	-6.0%	-39.6%	-71.1%	-79.6%

Monthly comment

- The S&P 500® Dynamic VIX Futures™ Total Return Index decreased 5.2% in April, primarily due to a decrease in price of mid-term volatility. [1].
- The volatility term structure remained in contango throughout the month of April[2]. As a consequence, the Dynamic VIX Index had between 0% to 30% short exposure to short-term VIX futures and between 70% and 100% long exposure to mid-term VIX futures.
- The short exposure to short-term futures limited the April roll cost of the Dynamic VIX Index. A long position in short- and mid-term VIX futures would have generated 4.9% and 3.4% roll cost respectively[3], resulting in net roll cost for the Dynamic VIX Index of 1.2%.

1. For a discussion of the volatility term structure, please see page 5 of the accompanying presentation
2. For an explanation of the effects of contango & backwardation, please see page 9 of the accompanying presentation
3. For an explanation of Roll cost or yield, please see page 15 of the accompanying presentation

Historical Index Performance since Inception (June 2011)



250
200
150
100
50
0
Jun 11
Dec 11
Jun 12
Dec 12
S&P 500 Dynamic VIX Futures TR
S&P 500 VIX Mid-Term Futures TR
S&P 500 VIX Short-Term Futures TR

Key Performance Metrics since Inception (June 2011)

	S&P 500® Dynamic VIX Futures™ TR	S&P 500® VIX Mid-Term Futures™ TR	S&P 500® VIX Short-Term Futures™ TR
Annualized Return	-6.4%	-39.1%	-57.0%
Annualized Volatility[4]	24.8%	36.8%	81.5%
Returns/vol ratio	-0.26	-1.21	-0.90
Max. drawdown[5]	-0.6%	-3.2%	-6.1%
Correlation to S&P 500	-39.0%	-73.0%	-92.0%

4. Annualized volatility is calculated as a standard deviation of natural logarithm of monthly returns in the observation period multiplied by the square root of 12. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.
5. Max drawdown represents the maximum percentage decline of an index price between any starting and ending point in time.

Index Description

Investment objective

The iPath® S&P 500 Dynamic VIX ETN is designed to provide investors with cost-effective exposure to the S&P 500® Dynamic VIX Futures™ Total Return Index (the "Dynamic VIX Index").

The Dynamic VIX Index seeks to provide investors with exposure to forward implied volatility by reflecting the outcomes of holding long, and at times long and short, positions in futures contracts on the CBOE Volatility Index® ("VIX Index"). The Dynamic VIX Index aims to react positively to overall increases in market volatility by allocating dynamically between two components: a short-term volatility component and a mid-term volatility component.

Key features

- The Dynamic VIX Index is designed to offer efficient exposure via a dynamic investment in volatility
- Uses the volatility term structure[2] ratio to determine whether to be long or short
  - *Ratio of 1-month/3-month Implied volatilities (VIX® Index /VXV® Index)*
- The Dynamic VIX Index aims to have:
  - *reduced "roll cost" during normal or low volatility regimes (contango)*
  - *increased exposure to VIX® Index only when volatility is at elevated levels (backwardation)*

ETN Facts

Ticker	XVZ
Index Sponsor	S&P Dow Jones Indices, LLC
Index Ticker	SPDVIXTR
Inception Date	Aug 17, 2011
Yearly ETN Fee	0.95%

Source: Barclays, Bloomberg, 6/13/2011 – 4/30/2013 (for all graphs and tables presented on this page)
Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. Please see page 13 of the accompanying presentation for a disclaimer on historical information.

iPath® S&P 500 Dynamic VIX ETN April 2013 2011 2012 --2.2% 1.6% -6.0% -5.4% -3.9% -2.8% 16.7% S&P 500® VIX Futures™ TR -77.9% Year 26.5% 22.3% Year 69.8% S&P 500® Dynamic VIX Futures™ TR Mid-Term Short-Term Jul Aug Sep Oct Nov Dec Year 1.4% Jan Feb Mar Apr May Jun -2.1% 2.3% -0.6% -2.9% -1.2% -6.0% 38.8% 9.6% -12.0% 3.6% -1.8% 3.0% -52.9% 3 4% 1 2% R ll i ld1 Mid-Term S&P 500® Dynamic VIX Monthly index performance attribution 4 9% Short-Term S&P 500 VIX® Evolution of the VIX term-structure* 17 18 19 20 Last business day of March 2013 Last business day of April 2013 2013 -9.4% -3.4% 1.5% -5.2% -15.8% -18.6% -22.9% Total *For a discussion of the volatility term structure, please see page 5 of the accompanying presentation -1.2% -3.4% -4.0% Roll yield1 Volatility -4.9% -3.3% -1.1% -5.2% -6.7% -6.0% 12 13 14 15 16 Spot 1m 2m 3m 4m 5m 6m 7m 8m in VIX futures index 25% Target Allocation in various term structure scenarios The Dynamic VIX Index - Drivers of performance since January 2006 (except when stated) Strong Contango Weak Contango Weak Backwardation Backwardation Strong Backwardation June 2011 Mid-term 70% -30% 80% -20% 100% 75% 50% 50% Short-term Frequency (% of days) This month 54% 36% 7% 3% 1% 36% 55% 9% 0% 0% 1. Roll yield estimated using the slope of the VIX futures curve, weighted according to index weightings. For a description of the effect of roll yield in VIX futures please see pages 15 – 16 of the accompanying presentation Roll yield (% per month) 8.7% Volatility exposure -3.2% 0.6% 9.9% 45.3% -56.7% -0.1% -1.4% -0.6% 1.8% Source: Barclays, Bloomberg, 06/13/2011 –4/30/2013. (for all graphs and tables presented on this page) Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Indices are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results. For current Index and ETN performance, go to www.iPathetn.com

Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed l ti f ik d ibd d “RikF t “i th li bl t l t d i explanation of risks described under Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or “call” a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. The Performance of the Underlying Index Is Unpredictable: An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. Because the performance of such index is linked to futures contracts on the CBOE® Volatility Index (the “VIX Index”), the performance of the underlying index will depend on many factors, including the level of the S&P 500®, the prices of options on the S&P 500®, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the underlying index. Additional factors that may contribute to fluctuations in the level of such index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500®, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets. Dynamic Allocation of Underlying Index: The value of the underlying index will depend upon the success of such index in dynamically allocating between the short-term and mid-term volatility futures components. The allocation of such index is based on implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal. Additionally, such index may allocate to short as well as long positions in the index components and is not guaranteed to react positively to increased levels of market volatility. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free +1 877 764 7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Standard & Poor’s®”, “S&P 500®”, “S&P®”, “S&P 500® Total Return”, “S&P 500 VIX Short-Term Futures™”, “S&P 500 VIX Mid-Term Futures™” and “S&P 500® Dynamic VIX Futures™” are trademarks of Standard & Poor’s Financial Services, LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by Barclays Bank PLC. “CBOE®”, “VIX®” and “BuyWrite” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”) and have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by Barclays Bank PLC. This document is not sponsored, endorsed, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”) or by CBOE. S&P Dow Jones Indices and CBOE make no representation, condition or warranty, express or implied, to the owners of the ETNs or to any member of the public regarding the advisability of investing in securities generally or in the ETNs or in the ability of the indices to track market performance. © 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE